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Conectiv Energy Holding, Inc. Parent Balance Sheet (Dollars in Thousands) Unaudited
Actual
September 30, 2003
ASSETS

Accounts Receivable	*

Taxes Accrued	*

Investment in Consolidated Companies	*

Total Assets	*

LIABILITIES AND OWNER'S EQUITY

Interest and Taxes Accrued	*

Note Payable to Associated Companies	*

Capitalization
Conectiv common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Total equity	*

Conectiv money pool loan	*

Total capitalization	*

Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.